UST CORP. [LOGO]   N  E  W  S    R  E  L  E  A  S  E


For:  Immediate Release

Contact:  Sheila Celata (617) 726-7120




          UST CORP. APPOINTS JAMES K. HUNT CHIEF FINANCIAL OFFICER

BOSTON, MASS.... JULY 13, 1994... Neal F. Finnegan, President and Chief
Executive Officer of UST Corp. (NASDAQ:USTB), parent company of USTrust and United States Trust Company in Boston and UST Bank/Connecticut in Bridgeport, today announced the appointment of James K. Hunt as Executive Vice President, Treasurer and Chief Financial Officer of the Company.

        Mr. Hunt brings 27 years of experience to his new position. He joins UST Corp. from Peoples Bancorp of Worcester, Inc., where he served as Executive Vice President since 1987. Mr. Hunt began his career in 1967 at Depositors Corporation, a bank holding company headquartered in Augusta, Maine.

        "We are delighted to welcome Jim Hunt to UST Corp.," notes Mr. Finnegan. "His depth of experience in financial, regulatory and investor activities is a tremendous asset, and we look forward to the benefit of his insight and expertise as we guide UST in the years ahead."

        Comments Mr. Hunt: "I have followed UST Corp. for many years and watched its evolution as a major presence in the small and medium-sized business market. I welcome the challenge and opportunity to serve as chief financial officer and to help the Company grow and prosper. I look forward to working with Neal Finnegan to achieve those goals."

        Mr. Hunt is a native of Hanover, Massachusetts and a graduate of Husson College in Bangor, Maine, where he earned a degree in accounting. He and his wife reside in Shrewsbury, Massachusetts.

        UST Corp. is a $2 billion bank holding company headquartered in Boston.